Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-224828

Supplementing the Prospectus Supplement

dated November 20, 2018 (to Prospectus dated November 20, 2018)

AIR LEASE CORPORATION

$700,000,000

PRICING TERM SHEET

DATE: JANUARY 15, 2019

Issuer:	Air Lease Corporation

Ratings*:	Standard & Poor’s Ratings Services: BBB (stable outlook) Fitch Ratings: BBB (stable outlook) Kroll Bond Rating Agency: A- (stable outlook)

Security Description:	4.250% Medium-Term Notes, Series A, due February 1, 2024 (“Notes”)

CUSIP:	00914AAA0

ISIN:	US00914AAA07

Principal Amount:	$700,000,000

Net Proceeds (before expenses):	$688,779,000

Trade Date:	January 15, 2019

Settlement Date:

January 23, 2019 (T+5)

The Issuer expects that delivery of Notes will be made to investors on the Settlement Date, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof or the next two succeeding business days will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes prior to their date of delivery hereunder should consult their advisors.

Maturity Date:	February 1, 2024

Coupon:	4.250%

Issue Price:	98.997% of face amount

Benchmark Treasury:	2.625% due December 31, 2023

Benchmark Treasury Spot / Yield:	100-14 3⁄4 / 2.525%

Spread to Benchmark Treasury:	+195 basis points

Yield to Maturity:	4.475%

Interest Payment Frequency	Semi-annual

Interest Payment Dates:	February 1 and August 1, commencing August 1, 2019 (long first coupon)

Regular Record Dates:	Every January 15th and July 15th

Day Count Fraction:	30/360

Business Day Convention:	Following

Business Days:	New York

Optional Redemption:

On any date prior to January 1, 2024, we may redeem Notes, at our option, in whole or in part at a redemption price equal to 100% of the aggregate principal amount of Notes plus an Applicable Premium, plus accrued and unpaid interest, if any, to the redemption date. On or after January 1, 2024, we may redeem Notes, at our option, in whole or in part at a redemption price equal to 100% of the aggregate principal amount of Notes plus accrued and unpaid interest, if any, to the redemption date.

“Applicable Premium” means, with respect to the Notes, on any date of redemption, the excess, if any, of (x) the present value as of such date of redemption of (i) 100% of the principal amount of such Notes plus (ii) all required interest payments due on such Notes through January 1, 2024, assuming such Notes matured on such date (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Applicable Treasury Rate as of such date of redemption plus 30 basis points, over (y) the then outstanding principal of such Notes.

“Applicable Treasury Rate” means as of any date of redemption of the Notes, the yield to stated maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent statistical release designated as “H.15” under the caption “Treasury constant maturities” or any successor publication which is published at least weekly by the Board of Governors of the Federal Reserve System (or companion online data resource published by the Board of Governors of the Federal Reserve System) and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity that has become publicly available at least two Business Days prior to the redemption date (or, if such statistical release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to January 1, 2024; provided, however, that if the period from the redemption date to January 1, 2024 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Applicable Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to January 1, 2024 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Change of Control Repurchase Event:	Puttable at 101% of principal plus accrued and unpaid interest, if any, to the date of purchase.

Denominations/Multiples:	$2,000 x $1,000

Governing Law:	New York

Joint Bookrunners:

BMO Capital Markets Corp.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

SunTrust Robinson Humphrey, Inc.

ABN AMRO Securities (USA) LLC

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Fifth Third Securities, Inc.

ICBC Standard Bank Plc

Goldman Sachs & Co. LLC

KeyBanc Capital Markets Inc.

Lloyds Securities Inc.

Loop Capital Markets LLC

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Regions Securities LLC

Santander Investment Securities Inc.

SG Americas Securities, LLC

TD Securities (USA) LLC

Wells Fargo Securities, LLC

Co-Managers:	Commonwealth Bank of Australia Keefe, Bruyette & Woods, Inc.

*

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Investing in Notes involves a number of risks. See “Risk Factors” included or incorporated by reference in the prospectus supplement dated November 20, 2018 and the related prospectus dated November 20, 2018.

The Issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting: (i) BMO Capital Markets Corp. at 3 Times Square, 25th Floor, New York, New York 10036, Attention: US Syndicate, or by calling 1 (866) 864-7760 or by email at USDSyndicate@bmo.com, (ii) J.P. Morgan Securities LLC at 383 Madison Ave., New York, New York 10179 or by calling collect at 1 (212) 834-4533, (iii) Merrill Lynch, Pierce, Fenner & Smith Incorporated, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, North Carolina 28255-0001, Attn: Prospectus Department, by calling 1 (800) 294-1322, or by e-mail at dg.prospectus_requests@baml.com, or (iv) SunTrust Robinson Humphrey, Inc. at 303 Peachtree Street, Atlanta, GA 30308, Attn: Prospectus Department, or by calling 1 (800) 685-4786.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

3